Exhibit 99.3

Company	Wolseley PLC
TIDM	WOS
Headline	Holding(s) in Company
Released	13:41 16-Mar-07
RNS Number: 1229T
Wolseley PLC
16 March 2007
NOTIFICATION OF MAJOR INTERESTS IN SHARES
1) Name of company: Wolseley plc
2) Name of shareholder having a major interest:
Lloyds TSB Group plc
3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18:
In respect of the above holder.
4) Name of the legal entities / registered holder(s) and, if more than one holder, the number of shares held by each of them:
                    41,021,764 Lloyds TSB Group plc
5) Number of shares/amount of stock acquired:
not applicable
6) Percentage of issued class:
not applicable
7) Number of shares/amount of stock disposed:
Not applicable
8) Percentage of issued class:
Not applicable
9) Class of security:
Ordinary shares of 25p each
10) Date of transaction:
N/A
11) Date company informed:
16 March 2007
12) Total holding following this notification:
41,021,764 of which 30,837,036 are held directly
13) Total percentage holding of issued class following this notification:
6.222% of which 5.677% represent directly held shares and 1.545% represent indirectly held shares
14) Any additional information:
Initial disclosure under new Disclosure and Transparency Rules.
15) Name of contact and telephone number for queries:
Mark J. White — 0118 929 8700

16) Name and signature of authorised company official responsible for making this notification:
Mark J White, Group Company Secretary & Counsel
Date of notification:
16 March 2007
END
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